Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the “Company”)
Suite 303, 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

Item 2.	Date of Material Change

January 15, 2019.

Item 3.	News Release

News Release dated January 16, 2019 was disseminated through Cision Ltd.

Item 4.	Summary of Material Change

The Company completed the acquisition of Silver State Relief, LLC and Silver State Cultivation, LLC and has received approval from the Oregon Liquor Control Commission for the transfer of all of the operating licenses of Phantom Farms in Oregon.

Item 5.1	Full Description of Material Change

On January 15, 2019, the Company completed the acquisition of all of the issued and outstanding membership units in each of Silver State Relief, LLC and Silver State Cultivation, LLC (together, “Silver State”), private limited liability companies existing under the laws of Nevada. Silver State carries on the business of cannabis cultivation, processing and extraction and the retail sale of cannabis products under license from the Nevada Department of Taxation from leased premises in Sparks, Nevada. Silver State also holds a provisional license for a retail dispensary in Fernley, Nevada that is currently under development. The Company indirectly through wholly owned subsidiaries acquired all working capital, real property leases and leasehold improvements, including processing equipment, trademarks and trade names, marketing materials, supplier contracts, customer information and all other assets owned or leased by Silver State and used in its business and a lease of the premises under development in Fernley, Nevada.

The consideration paid for the acquisition of Silver State consists of US$39 million plus CAD$12.5 million, subject to customary working capital adjustments. US$9 million of such amount was paid by application of deposits previously paid, US$30 million was paid by issuance of a secured promissory note, and CAD$12.5 million was paid by issuance of a non-interest bearing note in such amount, convertible into 12.5 million common shares of the Company at a deemed conversion price of CAD$1.00 per common share. The conversion right was exercised immediately following closing, resulting in the issuance of 12.5 million common shares. The US$30 million secured promissory note bears interest at a rate of 10% per annum, and is payable in quarterly instalments amortized over the period ending June 2020.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Michael Kidd, Chief Financial Officer
Telephone: (604) 718-2800

Item 9.	Date of Report

January 24, 2019